Exhibit 1.01

Ducommun Incorporated

Conflict Minerals Report

For The Year Ended December 31, 2017

This Conflict Minerals Report of Ducommun Incorporated (the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2017 has been prepared to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule requires disclosure of certain information by SEC registrants that manufacture or contract to manufacture products when the minerals specified in the Rule are necessary to the functionality or production of those products. The materials specified in the Rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives which are limited to tantalum, tin and tungsten (collectively, “3TG”).

We operate through two primary strategic businesses, Electronic Solutions (“ES”) and Structures Solutions (“SS”). We identified the following products (the “covered products”) that may contain necessary 3TG that we manufactured or contracted to manufacture during 2017:

•	ES – Complex cable assemblies and interconnect systems, printed circuit board assemblies, and higher-level electronic, electromechanical and mechanical assemblies for aerospace, defense and other selected end-use markets; and

•	SS – Structural components, structural assemblies and bonded components, consisting of aluminum, titanium, Inconel ® and composite materials, for aerospace and defense end-use markets.

The Company’s supply chain is complex, and there are generally multiple tiers between the 3TG mines and our direct suppliers. We do not purchase 3TG directly from mines, smelters or refiners. We must therefore rely on our direct suppliers to work with their upstream suppliers in order to provide us with information about the origin of 3TG that are included in our products.

The Company has designed its due diligence measures with the intent to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition.

The Company has adopted a Conflict Minerals Policy which is publicly available at

http://www.ducommun.com/dco/conflictminerals.aspx.

We have established an executive steering committee, headed by our vice president of supply chain management, and supported by subject matter experts from operations, supply chain management, finance and legal, to oversee the due diligence process. We have established a centralized database and document repository of supplier responses in support of our due diligence measures.

Due to the complexity of our supply chain, we utilized a risk-based approach that focused on our major suppliers. Suppliers identified through this risk-based approach represented approximately 80% of the Company’s purchases of raw materials and components in 2017.

We requested that these suppliers provide information to us regarding their 3TG and corresponding smelters and refiners using the template developed by the Conflict-Free Sourcing Initiative (“CFSI”), known as the Conflict Minerals Reporting Template (the “Template”). The Template is designed to facilitate disclosure of information regarding smelters and refiners that provide material to a manufacturer’s supply chain, and it includes questions regarding a direct supplier’s conflict-free policy, due diligence process, and supply chain, including the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

We received responses from approximately 67% of the surveyed suppliers. We reviewed the responses received from these suppliers for completeness and worked with them in an effort to obtain revised responses where information initially provided was incomplete. We also communicated with unresponsive suppliers to encourage them to provide us with the requested information.

As discussed above, we do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities’ supply chains. However, we support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.

We intend to continuously improve our due diligence process to further mitigate risks by (i) increasing the number of suppliers requested to provide us with 3TG information, (ii) engaging with suppliers and directing them to information and training resources in an attempt to increase the response rate and improve the content of supplier responses, and (iii) working with relevant trade associations to define best practices and encourage responsible sourcing of 3TG.

Based on the due diligence described in this Report, we do not have sufficient information regarding the smelters and refiners that processed the necessary 3TG in the covered products to determine whether that necessary 3TG originated in the Democratic Republic of the Congo or adjoining countries or came from recycled or scrap sources, or to determine the countries of origin of that 3TG or the facilities used to process that 3TG. Our efforts to determine the mine or location of origin of the 3TG in the covered products with the greatest possible specificity consisted of the due diligence measures described in this Report, including our efforts to seek information from suppliers using the CFSI’s Template.

This Report is publicly available at

http://phx.corporate-ir.net/phoenix.zhtml?c=70735&p=irol-sec

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